(Photo of fabrics appear here along with the Culp logo)


1995 ANNUAL REPORT

FABRICS FOR FURNISHINGS

(Full page photo of a living room appears here and on next page)

   CULP IS A FULLY INTEGRATED MARKETER OF FABRICS FOR THE FURNITURE, BEDDING AND INSTITUTIONAL FURNISHINGS INDUSTRIES. CULP OPERATES 10 MANUFACTURING
PLANTS WITH A COMBINED TOTAL OF 2.2 MILLION SQUARE FEET IN NORTH AND SOUTH CAROLINA, GEORGIA, PENNSYLVANIA AND CANADA. CULP PROVIDES REGIONAL DISTRIBUTION FACILITIES IN AREAS WHERE CONSIDERABLE FURNITURE MANUFACTURING IS CONCENTRATED INCLUDING HIGH POINT, NORTH CAROLINA; TUPELO, MISSISSIPPI; AND LOS ANGELES, CALIFORNIA. CULP EMPLOYS APPROXIMATELY 2,650 ASSOCIATES. CULP'S COMMON SHARES ARE TRADED ON THE NASDAQ STOCK MARKET (NATIONAL MARKET) UNDER THE SYMBOL CULP.

(Photo of fabrics appears here)

DIVERSE MARKETS

FURNITURE INDUSTRY

    (55% OF 1995 SALES) Culp is the second largest supplier of upholstery fabrics in the United States. The company provides furniture manufacturers with a broad product line of upholstery fabrics, including flat wovens (jacquard and dobby) and velvets (woven, tufted and flock). Culp's business focus is providing innovative fabric designs at good values with a consistently high level of customer service.

BEDDING INDUSTRY

    (17% OF 1995 SALES) Culp ranks among the top four suppliers of mattress tickings to the highly concentrated bedding industry. The company markets a broad variety of printed and damask tickings. Through creative designs utilizing various fabrics and colors, Culp has helped promote the use of covers with a more "fashion-conscious" look to differentiate mattress lines at retail.

OTHER MARKETING GROUPS

    (28% OF 1995 SALES) Culp exports fabrics to foreign furniture manufacturers and distributors (18% of 1995 sales) and also provides manufacturers of institutional furnishings with coordinated packages of contract and upholstery fabrics.

HIGHLIGHTS

    (Diamond) NET SALES FOR FISCAL 1995 reached a new high of $308.0 million. Net income also set a new annual record of $9.8 million, or $0.87 per share, up 26% from $0.69 per share in fiscal 1994.

    (Diamond) THE ACQUISITION OF RAYONESE Textile Inc. in March 1995 expanded Culp's customer base and enhanced the company's capacity for manufacturing wide jacquard fabrics used for mattress ticking and comforters.

    (Diamond) CULP'S QUARTERLY CASH dividends during fiscal 1995 totaled $0.10 per share, up 25% from the previous year.

    (Diamond) IN JUNE 1995 THE BOARD increased the regular quarterly cash dividend for the sixth consecutive year. The current indicated annual rate of $0.11 per share represents a 10% increase over the previous annualized payout.

    (Diamond) CAPITAL EXPENDITURES FOR fiscal 1995 reached a new annual total of $18.1 million. Major initiatives included expanding the company's yarn manufacturing and fabric weaving capabilities as well as strengthening the company's information systems.

    (Diamond) THE COMPANY'S FINANCIAL position remained sound at the close of fiscal 1995 with a funded debt-to-capital ratio of 51%. Book value increased to a new high of $6.37 per share.

    (Diamond) ALTHOUGH DOWN FROM A YEAR ago, the price of Culp's shares at the end of fiscal 1995 represented a 26% compound return over the past five years.

(Bar chart appears here with the following plot points:)

NET INCOME PER SHARE

  91     92       93       94       95
$0.27   $0.27   $0.41   $0.69    $0.87

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)      1995       1994    % CHANGE
STATEMENTS OF INCOME
   Net sales                                  $ 308,026    245,049        25.7%
   Gross profit                                  54,681     42,623        28.3
   Income from operations                        21,249     14,764        43.9
   Net income                                     9,775      7,665        27.5
   Average shares outstanding                    11,203     11,076         1.1
PER SHARE
   Net income                                 $    0.87       0.69        26.1%
   Cash dividends                                  0.10       0.08        25.0
   Book value                                      6.37       5.60        13.8
   Year-end stock price                            9.75      11.63       (16.2)
BALANCE SHEET
   Working capital                            $  38,612     37,949         1.7%
   Total assets                                 194,999    164,948        18.2
   Funded debt                                   72,947     58,639        24.4
   Shareholders' equity                          71,396     62,649        14.0
RATIOS
   Gross profit margin                             17.8       17.4         2.3%
   Operating income margin                          6.9        6.0        15.0
   Net profit margin                                3.2        3.1         3.2
   Return on beginning equity                      15.6       14.1        10.6
   Funded debt to equity                          102.2       93.6         9.2
   Current ratio                                    1.7        1.9       (10.5)

(Photo of Robert C. (Rob) Culp, III and Howard L. Dunn, Jr. appears here)

LETTER TO SHAREHOLDERS

    Record sales of $308 million, a 26% gain in earnings per share and another strategic acquisition highlighted fiscal 1995 as a noteworthy year for Culp. New quarterly highs in both sales and net income were set in each respective period of the year. This represented a strong corporate performance both in terms of absolute growth and relative to the results of other companies associated with the furniture and home furnishings industry. Ironically, investors' concerns, evidently fostered by recurring forecasts for a slowdown in consumer spending, kept stock valuations for the group at very low historical levels during much of our fiscal year. Although this situation was frustrating, our main focus has remained on the longer-term return generated for the owners of Culp. We are therefore gratified that the rise in the price of the company's shares over the past five years has been double that of the industry as a whole and well above the sizable gains in the popular stock market indices over the same period.

    The accomplishments for fiscal 1995 included not only positive contributions from newly acquired operations but also sound gains in existing product categories. For the year as a whole, sales of mattress ticking and exports of upholstery fabrics were especially strong. The inclusion of the Rossville/Chromatex division for a full year also provided particular impetus to the year-to-year growth. Our most recent acquisition, Rayonese Textile Inc., was included for most of the fourth quarter; and that incremental business aided results in the final period. A complete discussion of the financial developments during fiscal 1995 is provided in the Management's Discussion and Analysis starting on page 23, and we encourage you to read those comments which accompany the audited consolidated financial statements.

    Culp's results for fiscal 1995 marked the sixth consecutive year in which we have achieved higher sales and net income. We are proud of that record which reflects an earnest commitment throughout the organization to work smarter and more productively. The strategic operational goal we have set is clear:
Establish Culp as
the leading provider of upholstery fabrics and mattress ticking by utilizing our resources as effectively as possible. In striving toward that objective, we have had the benefit in recent years of a sustained resurgence in consumer purchases of home furnishings. This, in turn, has led to increasing sales for many retailers and manufacturers-an environment in which most companies in the industry have done well. Although we too have prospered, our firm intent has been not just to participate in the broad uptrend but to capitalize on opportunities to enhance Culp's basic competitive stance, thereby supporting the company's future expansion. The worldwide broadening of the company's customer base testifies to the positive momentum we have established. The challenge is to extend this leadership by recognizing changes now under way and serving as a catalyst to make the industry more responsive to consumers who are continually seeking more service, more value and more choices.

    This presents a tough combination of demands-one that the home furnishings industry is addressing through a number of initiatives. New retail concepts abound with exciting new formats for presenting entire rooms and groupings of furniture. Electronic ordering systems enable custom selection of styles and colors and link stores directly with distribution centers and manufacturing facilities to ensure fast delivery. Although the new retailing landscape is proving successful, the capital necessary to support this marketing evolution in home furnishings is, in turn, accelerating the consolidation already under way at all levels of the distribution channel. Sales of the 100 largest, multi-store furniture chains in 1994 are reported to have increased well more than twice the gain for the industry as a whole. The annual survey from Furniture Today, a leading trade publication, indicates that the top ten chains alone now capture one of every six dollars spent on furniture, bedding and other home decorative items. Among manufacturers the same pattern exists. The 25 largest furniture manufacturers increased their share to 46% of all shipments in 1994, continuing a long-term trend which has direct implications for Culp.

    We have viewed this increasing concentration of resources as an exceptional chance to establish high performance standards within the company and to expand our market presence through strategic acquisitions. Fiscal 1995 represented the first full year of inclusion of Rossville/ Chromatex, which we purchased in November1993. The incremental sales from Rossville/Chromatex accounted for about half of the total increase in sales Culp experienced for the full year. Equally important, the effective merger of Rossville/Chromatex's marketing and manufacturing capabilities into Culp has firmly established the company as the second largest manufacturer of upholstery fabrics. In evaluating this acquisition, we had identified considerable potential synergy between our organizations. The results during fiscal 1995 soundly affirmed this perspective, enabling us not only to increase our business with a number of the nation's largest manufacturers but also to broaden Culp's presence with new accounts.

    During fiscal 1995, we continued to consider other acquisition opportunities and in March 1995 closed the purchase of Rayonese Textile Inc., a privately owned manufacturer of fabrics for home furnishings based near Montreal, Canada. The addition of Rayonese Textile Inc. has importantly expanded our line of woven and printed fabrics. The more significant advantage we have gained from this transaction, however, is the ability to integrate Rayonese's production capacity for greige, or unfinished, goods into the flow of fabrics through our existing mills. During fiscal 1996, we plan to start using Rayonese Textile Inc. as a primary source for the fabrics we process and market as printed fabrics. Achieving this step will involve a capital investment program of approximately $6 million to meet Culp's future needs and to capitalize on the increasing worldwide demand for wide jacquard fabrics used for large home furnishings items such as mattress ticking and comforters. The majority of this investment relates to the purchase and installation of state-of-the-art, air-jet jacquard looms which should be fully operational by mid year.

    The purchase of Rayonese Textile Inc. is the latest in a series of acquisitions and product line expansions


(Bar graph appears here with the following plot points:)

NET INCOME
(Dollars in Thousands)

91      92      93      94      95
$2,901  $2,973  $4,501  $7,665  $9,775
which extend back over 15 years. Our initial thrust in this corporate program was to establish Culp's basic capabilities as a fully integrated marketer of upholstery fabrics and mattress ticking. More recent transactions have served principally to strengthen the Company's overall competitive leadership. Integral to this activity has been a concerted effort to understand customers' needs better and work ever closer with them and suppliers to build true partnerships. The concept of value continues to emerge as a driving force. Although easy to state, defining this term proves exceedingly complex. Offering competitive prices and consistently meeting high quality standards is essential. At Culp we must also satisfy the important attributes of design and styling to ensure our fabrics indeed provide value. One of the key changes we have implemented to accomplish this goal is adoption of a design-for-manufacture approach in planning new fabrics. Very simply, this concept starts not with design but with a careful assessment of the market in concert with customers. A collaborative effort then follows between the design and manufacturing areas to yield a marketable product truly appealing in value. Similar to the operational quality programs now firmly in place at Culp, this approach toward marketing new fabrics is one which demands ongoing measurement to ensure continual progress.

    Financial gauges of Culp's operations confirm the success of the effort we are steadfastly making to contain expenses and increase the return on the assets we employ. Selling, general and administrative expenses in fiscal 1995 declined for the third consecutive year as a percentage of net sales. Manufacturing seconds were lower, and inventory turnover remained well above industry standards even with the sharply higher level of sales. Although we had expected capital

(Photo of living room appears here)

6
                                            PHOTO COURTESY OF HAVERTYS FURNITURE
    expenditures for fiscal 1995 to be essentially unchanged from the previous year, the decision to expand the capacity of Rayonese Textile Inc. contributed to total spending of $18.1 million, a new annual high for Culp. Over the past five years, the company's investment in new equipment and facilities has amounted to $70 million. The magnitude of that commitment to maintain efficient manufacturing facilities is shown by considering that our capital base (funded debt plus equity) at the close of fiscal 1995 was $144 million.

    For fiscal 1996, we expect a considerably lower level of spending because of the completion of several modernization programs during the past year.

    Culp's strong financial position continues to serve as a vital asset in our corporate planning. Supported by the company's consolidated balance sheet and favorable performance in fiscal 1995, the Board approved a 10% increase in the quarterly cash dividend in June 1995. Culp's dividend has been increased in each of the past six years, and the current indicated annual rate of $0.11 per share is more than triple the corresponding rate five years ago, adjusted for the three stock splits distributed over that period.

    As we look ahead over the next several quarters, we find recent industry reports confirming that a slowing has developed in consumer purchases of furniture. This pattern, and perhaps more the concern that this trend may signal a persistent turndown in demand, has caused furniture manufacturers to become more cautious about forward commitments. We experienced tangible evidence of this industrywide slow-down in the fourth quarter, and this softness in incoming orders has carried over into the early part of fiscal 1996. Although the current environment is affecting the company's short-term results, our fundamental approach continues to be positioning Culp strongly as a leading supplier of fabrics for the home furnishings industry.

    Acknowledging the near-term uncertainty that exists, we remain confident about the Company's longer term prospects. This optimism is grounded both in the tangible measures of Culp's financial performance and in the enthusiasm and dedication of the 2,650 associates who comprise Culp. We consider the energies of our entire team to be the essential attribute that will ensure the success of the company's future.


Sincerely,


(Signature of Robert C. (Rob) Culp, III appears here)
Robert C. (Rob) Culp, III
Chairman and Chief Executive
Officer

(Signature of Howard L. Dunn, Jr. appears here)
Howard L. Dunn, Jr.
President and Chief Operating
Officer

(Four bar charts appear here. The plot points are as follows:)

NET SALES
(Dollars in Thousands)

91       92       93       94       95
$174,107 $191,311 $200,783 $245,049 $308,026


CASH DIVIDENDS PER SHARE

91      92      93      94      95
$0.045  $0.049  $0.064  $0.080  $0.100

RETURN ON EQUITY

91      92       93       94       95
6.4%    6.2%     8.9%     14.1%    15.6%

CLOSING STOCK PRICE

91      92       93       94       95
$3.69   $5.23    $7.20    $11.63   $9.75

FINANCIAL TABLE OF CONTENTS


CONSOLIDATED BALANCE SHEETS . . . . . . . . . . . . . . . . . . . . . . .10

CONSOLIDATED STATEMENTS OF INCOME . . . . . . . . . . . . . . . . . . . .11

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY . . . . . . . . . . . . .12

CONSOLIDATED STATEMENTS OF CASH FLOWS  . . . . . . . . . . . . . . . . . 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  . . . . . . . . . . . . . . .14

REPORT OF INDEPENDENT AUDITORS  . . . . . . . . . . . . . . . . . . . . .21

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS  . . . . . . . . . .22

MANAGEMENT'S DISCUSSION AND ANALYSIS . . . . . . . . . . . . . . . . . . 23

SELECTED QUARTERLY DATA  . . . . . . . . . . . . . . . . . . . . . . . . 26

SELECTED ANNUAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . 27

CORPORATE AND SHAREHOLDER INFORMATION  . . . . . . . . . . . . . . . . . 28

FINANCIAL STATEMENTS

CONSOLIDATED Balance Sheets


APRIL 30, 1995 AND MAY 1, 1994 (DOLLARS IN THOUSANDS,
  EXCEPT SHARE DATA)                                              1995       1994
ASSETS
  current assets:
    cash and cash investments                                $   1,393      2,693
    accounts receivable                                         44,252     36,743
    inventories                                                 45,771     36,596
    other current assets                                         3,194      2,227
       total current assets                                     94,610     78,259

  restricted investments                                           795      2,923
  property , plant and equipment, net                           75,805     64,004
  goodwill                                                      22,600     18,706
  other assets                                                   1,189      1,056
       total assets                                          $ 194,999    164,948

LIABILITIES AND SHAREHOLDERS' EQUITY
  current liabilities:
    current maturities of long-term debt                     $  11,555      3,050
    accounts payable                                            32,250     28,466
    accrued expenses                                            11,532      8,158
    income taxes payable                                           661        636
       total current liabilities                                55,998     40,310

  long-term debt                                                62,187     58,512
  deferred income taxes                                          5,418      3,477
       total liabilities                                       123,603    102,299

  commitments and contingencies (note 11)
  shareholders' equity:
    preferred stock, $.05 par value, authorized
      10,000,000 shares                                              0          0
    common stock, $.05 par value, authorized 40 ,000
      ,000 shares, issued and
      outstanding 11 ,204,766 at April 30 , 1995 and
        11 ,177,353 at May 1,  1994                                560        558
    capital contributed in excess of par value                  16,577     16,487
    retained earnings                                           54,259     45,604
       total shareholders' equity                               71,396     62,649
       total liabilities and shareholders' equity            $ 194,999    164,948


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF Income


FOR THE YEARS ENDED APRIL 30, 1995, MAY 1, 1994,
AND MAY 2, 1993 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
  DATA)                                                           1995        1994        1993
net sales                                                    $ 308,026     245,049     200,783
cost of sales                                                  253,345     202,426     168,599
  gross profit                                                  54,681      42,623      32,184
selling, general and administrative expenses                    33,432      27,858      24,203
  income from operations                                        21,249      14,765       7,981
interest expense                                                 4,715       2,515       1,409
interest income                                                    (64)        (79)        (29)
other expense                                                    1,082         350           1
  income before income taxes                                    15,516      11,979       6,600
income taxes                                                     5,741       4,314       2,099
  net income                                                 $   9,775       7,665       4,501
net income per share                                         $    0.87        0.69        0.41


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF Shareholders' Equity


                                                                            CAPITAL
FOR THE YEARS ENDED APRIL 30, 1995,               COMMON     COMMON     CONTRIBUTED                          TOTAL
MAY 1, 1994, AND MAY 2, 1993                       STOCK      STOCK    IN EXCESS OF     RETAINED     SHAREHOLDERS'
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)     SHARES     AMOUNT       PAR VALUE     EARNINGS            EQUITY

balance, May 3, 1992                           5,794,329     $  290         15,340    35,021            50,651
  cash dividends ($0.064 per share)                                                     (696)             (696)
  net income                                                                           4,501             4,501
  common stock received in exchange
    for common stock issued under
    stock option plan                             (1,300)                       (5)                         (5)
  common stock issued in connection
    with stock option plan                        14,300                        70                          70
  five-for-four stock split                    1,451,832         72            (72)                          -
balance, May 2, 1993                           7,259,161        362         15,333    38,826            54,521
  cash dividends ($0.08 per share)                                                      (887)             (887)
  net income                                                                           7,665             7,665
  common stock issued in connection
    with stock option plan, including
    $484 of tax benefit                          212,140         11          1,339                       1,350
  three-for-two stock split                    3,706,052        185           (185)                          -
balance, May 1, 1994                          11,177,353        558         16,487    45,604            62,649
  cash dividends ($0.10 per share)                                                    (1,120)           (1,120)
  net income                                                                           9,775             9,775
  common stock issued in connection
    with stock option plan                        27,413          2             90                          92
balance, April 30, 1995                       11,204,766     $  560         16,577    54,259            71,396


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF Cash Flows

FOR THE YEARS ENDED APRIL 30, 1995, MAY 1, 1994 AND MAY 2,
  1993
(DOLLARS IN THOUSANDS)                                           1995         1994         1993
cash flows from operating activities:
  net income                                                 $  9,775        7,665        4,501
  adjustments to reconcile net income to
    net cash provided by operating activities:
       depreciation                                            11,257        8,497        6,724
       amortization of intangible assets                          628          344          229
       provision for deferred income taxes                      1,373        1,118          272
       changes in assets and liabilities, net of
         effects
         of businesses acquired:
         accounts receivable                                   (5,515)      (1,839)      (1,404)
         inventories                                           (7,281)      (4,330)      (3,407)
         other current assets                                    (310)        (304)        (104)
         other assets                                            (518)        (389)         (65)
         accounts payable                                       2,319        7,023       (1,252)
         accrued expenses                                       2,180          539          103
         income taxes payable                                      25         (401)         617
           net cash provided by operating
             activities                                        13,933       17,923        6,214
cash flows from investing activities:
  capital expenditures                                        (18,058)     (16,764)     (11,938)
  purchase of restricted investments                              (57)      (3,593)           0
  sale of restricted investments                                2,185          670            0
  businesses acquired                                         (10,455)     (38,205)           0
           net cash used in investing
             activities                                       (26,385)     (57,892)     (11,938)

cash flows from financing activities:
  proceeds from issuance of long-term debt                     23,455       49,203       12,500
  principal payments on long-term debt                        (11,275)     (14,223)      (2,735)
  net decrease in bank overdrafts                                   0            0         (142)
  dividends paid                                               (1,120)        (887)        (696)
  proceeds from common stock issued                                92        1,350           65
           net cash provided by financing
             activities                                        11,152       35,443        8,992

increase (decrease) in cash and cash investments               (1,300)      (4,526)       3,268
cash and cash investments, beginning of year                    2,693        7,219        3,951
cash and cash investments, end of year                       $  1,393        2,693        7,219


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

Notes TO CONSOLIDATED FINANCIAL STATEMENTS



1.GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of the company and its subsidiary, which is wholly-owned. All significant intercompany balances and transactions are eliminated in consolidation.


    BUSINESS SEGMENT
    The company is a leading manufacturer and marketer of fabrics for the furniture, bedding, and institutional furnishings markets.

    FISCAL YEAR
    The company's fiscal year is the 52 or 53 week period ending on the Sunday closest to April 30. Fiscal years 1995, 1994 and 1993 included 52 weeks.


    STATEMENTS OF CASH FLOWS
    For purposes of reporting cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash investments.


    ACCOUNTS RECEIVABLE
    Substantially all of the company's accounts receivable are due from manufacturers in the markets noted above. The company grants credit to customers, a substantial number of which are located in the United States. Management performs credit evaluations of the company's customers and generally does not require collateral.


    INVENTORIES
     Principally all inventories are valued at the lower of last-in, first-out
(LIFO) cost or market. Information related to the first-in, first-out (FIFO) method may be useful in comparing operating results to those of companies not on LIFO. The LIFO valuation method had no effect on net income in 1995 and 1993 and decreased net income $73,000 ($.01 per share) in 1994 compared with the FIFO method.


    RESTRICTED INVESTMENTS
    Restricted investments were purchased with proceeds from industrial revenue bond issues and are invested pending application of such proceeds to project costs or repayment of the bonds. The investments are stated at cost which approximates market value.


    PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment is recorded at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the respective assets. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Amounts received on disposal less the book value of assets sold are charged or credited to income.


    In 1993, the company changed its estimates of the useful lives of certain property, plant and equipment. These changes were made to better reflect the estimated periods during which these assets will remain in service. The change had the effect of reducing depreciation expense by $1,490,000 and increasing net income by $933,000 ($.09 per share) in 1993.


    FOREIGN CURRENCY TRANSLATION
    The United States dollar is the functional currency for the company's Canadian subsidiary. Translation gains or losses for this subsidiary are reflected in net income.

    GOODWILL AND OTHER INTANGIBLE ASSETS     Goodwill, which represents the
unamortized excess of the purchase price over the fair values of the net assets acquired, is being amortized using the straight-line method over 40 years. The company assesses the recoverability of goodwill by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired businesses.

    Other intangible assets are included in other assets and consist principally of debt issue costs. Amortization is computed using the straight-line method over the respective terms of the debt agreements.


    INCOME TAXES
    The company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective May 3, 1993. The cumulative effect of this accounting change was not material to the 1994 consolidated financial statements. Under Statement No. 109, deferred taxes are recognized for the temporary differences between the financial statement carrying amounts and the tax bases of the company's assets and liabilities at income tax rates expected to be in effect when such amounts are realized or settled. Under Statement No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

    For fiscal 1993 and prior years, the company accounted for income taxes under APB Opinion No. 11.

    No provision is made for income taxes which may be payable if undistributed income of the company's Canadian subsidiary were to be paid as dividends to the company, since the company intends that such income will continue to be invested. At April 30, 1995, the cumulative amount of foreign undistributed income was not material. Foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

    REVENUE RECOGNITION
    Revenue is recognized when products are shipped to customers. Provision is made currently for estimated product returns, claims and allowances.


    INTEREST RATE SWAP AGREEMENTS
    Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. These agreements are used to effectively fix the interest rates on certain variable rate borrowings. Net amounts paid or received are reflected as adjustments to interest expense.


    FORWARD CONTRACTS
    Gains and losses related to qualifying hedges of firm commitments are deferred and included in the measurement of the related foreign currency transaction when the hedged transaction occurs.


    PER SHARE DATA
    Primary income per share is computed by dividing net income by the weighted average number of common shares outstanding during each year, as restated for stock splits (11,203,160 in 1995, 11,075,988 in 1994 and 10,874,622 in 1993).
Fully-diluted net income per share is not presented since conversion of the convertible notes discussed in note 10 into common stock is not materially dilutive.


    RECLASSIFICATION
    Certain items in the 1994 consolidated financial statements have been reclassified to conform with the presentation adopted in the current year. The reclassifications did not impact net income as previously reported.


2.  ACQUISITIONS

    On March 6, 1995, the company acquired Rayonese Textile Inc. (Rayonese), a manufacturer of home furnishings fabrics based near Montreal, Canada. The transaction has a preliminary estimated value of approximately $10.5 million and included the purchase of 100% of the Rayonese common stock and the assumption of Rayonese's funded debt.

    The acquisition was accounted for as a purchase, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition.

    The preliminary estimated fair values of assets and retained liabilities acquired are summarized below:

(DOLLARS IN THOUSANDS)                    MARCH 6, 1995
accounts receivable, net                  $       1,994
inventories                                       1,894
other current assets                                 89
property , plant and equipment                    5,000
goodwill                                          4,137
accounts payable and accrued expenses            (2,659)
                                          $      10,455

    The acquisition did not have a material effect on 1995 or 1994 net sales, net income or net income per share.

    On November 2, 1993, the company purchased the operations and assets relating to an upholstery fabric business operating as Rossville Mills, Chromatex and Rossville Velours (Rossville/Chromatex). The transaction was valued at approximately $39.3 million and involved the purchase of assets for cash, the repayment of Rossville/Chromatex debt and the assumption of certain liabilities. The goodwill was approximately $18.9 million which is being amortized on the straight-line method over 40 years. The acquisition was accounted for as a purchase, and, accordingly, the net assets and operations of Rossville/Chromatex have been included in the company's consolidated financial statements since November 1, 1993.


3. ACCOUNTS RECEIVABLE

    The company factors a portion of its accounts receivable on a nonrecourse basis. The factoring arrangements are used solely for credit purposes, and not for borrowing purposes. A summary of accounts receivable follows:


[S]                                [C]          [C]
(DOLLARS IN THOUSANDS)                 1995       1994
customers                          $ 44,014     33,346
factors                               1,314      4,423
allowance for doubtful accounts        (739)      (631)
reserve for returns and allowances     (337)      (395)
                                   $ 44,252     36,743

4.INVENTORIES

    A summary of inventories follows:

(DOLLARS IN THOUSANDS)                                           1995        1994
inventories on the FIFO cost method
   raw materials                                             $ 25,385      20,099
   work-in-process                                              3,465       3,418
   finished goods                                              19,834      15,102
     total inventories on the FIFO cost method                 48,684      38,619
   adjustments of certain inventories to the LIFO cost
     method                                                    (2,913)     (2,023)
                                                             $ 45,771      36,596


5. PROPERTY, PLANT AND EQUIPMENT

    A summary of property, plant and equipment follows:

(DOLLARS IN THOUSANDS)         DEPRECIABLE LIVES (IN YEARS)        1995         1994
land and improvements                                    10    $    958          622
buildings and improvements                             7-40      12,793        9,533
leasehold improvements                                 7-10       1,242        1,243
machinery and equipment                                3-12     101,427       80,582
office furniture and equipment                         3-10      12,020       11,151
capital projects in progress                                      6,047        9,654
                                                                134,487      112,785
accumulated depreciation                                        (58,682)     (48,781)
                                                               $ 75,805       64,004


6. GOODWILL

    A summary of goodwill follows:

(DOLLARS IN THOUSANDS)            1995       1994
goodwill                      $ 23,337     18,943
accumulated amortization          (737)      (237)
                              $ 22,600     18,706


7. ACCOUNTS PAYABLE

    A summary of accounts payable follows:

(DOLLARS IN THOUSANDS)                    1995      1994
accounts payable-trade                $ 22,647    21,023
accounts payable-capital expenditures    9,603     7,443
                                      $ 32,250    28,466


8. ACCRUED EXPENSES

    A summary of accrued expenses follows:

(DOLLARS IN THOUSANDS)        1995     1994
compensation and benefits $  5,252    3,554
other                        6,280    4,604
                          $ 11,532    8,158

9. INCOME TAXES

    A summary of income taxes follows:


(DOLLARS IN THOUSANDS)    1995     1994     1993
current
   federal             $ 3,473    2,420    1,587
   state                   699      383      240
                         4,172    2,803    1,827
deferred
   federal               1,374    1,279      230
   state                   195      232       42
                         1,569    1,511      272
                       $ 5,741    4,314    2,099


    The following schedule summarizes the principal differences between income taxes at the federal income tax rate and the effective income tax rate reflected in the consolidated financial statements:

                                              1995         1994        1993
federal income tax rate                       34.1%        34.0        34.0
state income taxes,
   net of federal income tax benefit           3.8          3.8         2.8
tax-exempt interest                           (0.1)        (0.2)       (0.1)
exempt income of foreign sales corporation    (1.5)        (1.4)       (2.7)
amortization of property basis differences     0.0          0.0        (3.1)
other                                          0.7         (0.2)        0.9
                                              37.0%        36.0        31.8


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

(DOLLARS IN THOUSANDS)                      1995        1994
deferred tax liabilities:
   property , plant and equipment, net $  (5,625)     (4,205)
   goodwill                                 (432)       (144)
   employee benefits                        (249)       (108)
   other                                    (139)       (148)
     total deferred tax liabilities       (6,445)     (4,605)
deferred tax assets:
   accounts receivable                       357         240
   inventories                                81         103
   compensation                              475         167
   liabilities and reserves                  922         598
   alternative minimum tax                   699         959
     gross deferred tax assets             2,534       2,067
     valuation allowance                       0           0
     total deferred tax assets             2,534       2,067
                                       $  (3,911)     (2,538)


    Deferred taxes are classified in the accompanying consolidated Balance Sheet captions as follows:

(DOLLARS IN THOUSANDS)         1995        1994
other current assets      $   1,507         939
deferred income taxes        (5,418)     (3,477)
                          $  (3,911)     (2,538)

    Deferred income tax expense results from the following:

(DOLLARS IN THOUSANDS)            1993
depreciation                     $ 603
inventory valuation               (168)
bad debts                          (74)
compensation and fringe benefits    11
other                             (100)
                                 $ 272

    At April 30, 1995, the company had an alternative minimum tax credit carryforward of approximately $699,000 for federal income tax purposes. The company believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

    Income taxes paid, net of income tax refunds, were $4,071,000 in 1995; $3,113,000 in 1994; and $1,204,000 in 1993.

10. LONG-TERM DEBT

A summary of long-term debt follows:

(DOLLARS IN THOUSANDS)        1995        1994
industrial revenue bonds  $ 15,787      15,929
revolving credit line       10,000           0
term loan                   41,500      36,000
subordinated note payable    1,000       9,633
convertible note payable     5,455           0
                            73,742      61,562
current maturities         (11,555)     (3,050)
                          $ 62,187      58,512

    The company entered into a loan agreement in April 1994 with two banks, which provides for a $44,000,000 seven-year term loan and a $33,500,000 revolving credit line. The revolving credit line has a six-year term, or can be terminated by either of the participating banks upon a thirteen-month notice to the company. The term loan requires monthly installments of $500,000 which began in December 1994, and a final payment of $6,500,000 on March 1, 2001. The revolving credit line requires payment of an annual facility fee in advance. Additionally, the term loan and the credit line require payment of interest on any outstanding borrowings at an interest rate based on a spread over the one month LIBOR (LIBOR at April 30, 1995 was 6.1%). Borrowings under the term loan and revolving credit line are secured by all accounts receivable, work-in-process and finished goods inventories, and property, plant and equipment not already pledged under other borrowings.

    The industrial revenue bonds (IRB) are collateralized by property, plant and equipment with depreciated cost of approximately $10,994,000 and restricted investments of $795,000 at April 30, 1995. Substantially all of the bonds are due in one-time payments at various dates from 2008 to 2013, with interest at variable rates at approximately 70% of the prime rate (prime at April 30, 1995 was 9.0%).

    In connection with the Rossville/Chromatex acquisition (note 2), the company has a subordinated note payable to the former owners with interest based on a spread over the one month LIBOR. The note is payable on November 1, 1996.

    In connection with the purchase of Rayonese Textile, Inc. (note 2), the company issued a convertible note payable of $5,455,000 bearing interest at 6.0%. The note is payable on March 6, 1998 or upon 45 days notice to the company by the holders starting on March 6, 1996 and is secured by the stock and assets of Rayonese. Due to the holders' 45 day notice provision, the convertible note is classified as a current maturity in the accompanying consolidated financial statements. At the option of the holder after March 6, 1996, the note is convertible into the company's common stock at a conversion price of $12.50 per share. The note is not redeemable at the option of the company.

    The company's bank and IRB loan agreements require, among other things, that the company maintain certain financial ratios. At April 30, 1995, the company was in compliance with these required financial covenants.

    At April 30, 1995, the company had three interest rate swap agreements with two banks in order to reduce its exposure to floating interest rates on a portion of its variable rate borrowings.

    The following table summarizes certain data regarding the interest rate swaps:

NOTIONAL AMOUNT        INTEREST RATE     EXPIRATION DATE
$ 3,300,000                      6.4%          July 1996
$ 900,000                        7.6%          July 1996
$ 15,000,000                     7.3%         April 2000

    The estimated amount at which the company could terminate these agreements as of April 30, 1995 is approximately $126,000. Net amounts paid under these agreements increased interest expense by approximately $138,000 in 1995; $227,000 in 1994; and $283,000 in 1993. Management believes the risk of incurring losses resulting from the inability of the bank to fulfill its obligation under the interest rate swap agreements to be remote and that any losses incurred would be immaterial.

    The principal payment requirements of long-term debt during the next five years are: 1996-$11,555,000; 1997-$7,100,000; 1998-$6,100,000; 1999-$6,075,000;
and 2000-$6,000,000, assuming that the revolving credit line remains outstanding for its six year term. The 1996 principal payment requirement assumes the convertible note payable is called under the holders' 45 day notice provision.

    Interest paid during 1995, 1994 and 1993 totalled $4,668,000, $2,254,000 and
$1,388,000, respectively.

11.COMMITMENTS AND CONTINGENCIES

    The company leases certain office, manufacturing and warehouse facilities and transportation and other equipment under noncancellable operating leases. Lease terms range from five to ten years with renewal options for additional periods ranging from five to fifteen years. The leases generally require the company to pay real estate taxes, maintenance, insurance and other expenses. Rental expense for operating leases, net of sublease income, was $2,486,000 in 1995; $2,021,000 in 1994; and $1,476,000 in 1993. Future minimum rental commitments for noncancellable operating leases are $2,350,000 in 1996; $2,070,000 in 1997; $1,605,000 in 1998; $1,163,000 in 1999; $842,000 in 2000;
and $472,000 in later years.

    The company is involved in several legal proceedings and claims which have arisen in the ordinary course of its business. These actions, when ultimately concluded and settled, will not, in the opinion of management, have a material adverse effect upon the financial position, results of operations or liquidity of the company.

    The company has outstanding capital expenditure commitments of $1,667,000 as of April 30, 1995.


12.STOCK OPTION PLANS

    The company has a stock option plan under which options to purchase common stock may be granted to officers, directors and key employees. At April 30, 1995, 809,500 shares of common stock were reserved for issuance under the plan. Options are granted under the plan at an option price not less than fair market value at the date of grant. Options are generally exercisable one year after the date of grant and generally expire beginning ten years after the date of grant. Tax benefits from early disposition of the stock by optionees under incentive stock options are credited to capital contributed in excess of par value. At April 30, 1995, 369,721 shares were exercisable and 353,779 shares were available for future grants. At May 1, 1994, 298,884 shares were exercisable and 551,616 shares were available for future grants.

Stock option activity is summarized as follows:

                                                                                 NUMBER OF SHARES
                  NUMBER OF SHARES         NUMBER OF SHARES   NUMBER OF SHARES       OUTSTANDING      OPTION PRICE
                           GRANTED        CANCELLED/EXPIRED          EXERCISED       AT YEAR-END         PER SHARE
          1993             173,062                    0             (26,812)            576,470         $2.82-$4.63
          1994              98,269                    0            (288,855)            385,884        $2.82-$14.03
          1995              97,250                    0             (27,413)            455,721        $2.82-$14.03


    During fiscal 1995, the company adopted a performance-based option plan which provided for the one-time grant to officers and senior managers of options to purchase 128,000 shares of the company's common stock at $.05 per share. Coincident with the adoption of this plan, the company's 1993 stock option plan was amended to reduce the number of shares issuable under that plan by 128,000 shares. Options under the plan are exercisable the earlier of January 1, 2003 or approximately 45 days after the end of fiscal 1997 if the company achieves an annual compound rate of growth in its primary income per share of 17% during the three-year period ending April 28, 1997. At April 30, 1995, 121,000 options were outstanding.


13.DEFINED CONTRIBUTION PLAN

    The company has a defined contribution plan which covers substantially all employees and provides for participant contributions on a pre-tax basis and discretionary matching contributions by the company which are determined annually. Company contributions to the plan were $771,000 in 1995 and $574,000 in 1994 and 1993.

14. EXPORT SALES

    Export sales, which are all denominated in U.S. dollars, accounted for 18% of net sales in 1995 and 1994, and 21% in 1993 and are summarized by geographic area as follows:

(DOLLARS IN THOUSANDS)     1995      1994      1993
Europe                 $ 18,579    17,334    18,253
North America
  (excluding USA)        14,024    12,128    11,050
Far East and Asia         8,838     5,529     3,954
South America             2,213     1,248     1,053
Middle East               5,986     1,740     1,561
all other areas           6,459     6,059     5,600
                       $ 56,099    44,038    41,471

15. RELATED PARTY TRANSACTIONS

    A director of the company is also an officer and director of a major customer of the company. The amount of sales to this customer was approximately $20,484,000 in 1995; $15,464,000 in 1994; and $12,400,000 in 1993. The amount due from this customer at April 30, 1995 was approximately $2,443,000 and at May 1, 1994 was approximately $800,000.

    A director of the company is also a director of the company's lead bank, an officer and director of one of the company's factors, and an officer and director of the lessor of the company's office facilities in High Point. The amount of factor commissions paid to the factor was approximately $55,000 in 1995; $158,000 in 1994; and $204,000 in 1993, and the amount due from the factor at April 30, 1995 and May 1, 1994 was $808,000 and $1,977,000, respectively. The amount of interest and other fees paid to the bank was approximately $2,039,000 in 1995; $1,555,000 in 1994; and $542,000 in 1993, and the loans payable to the bank and amounts guaranteed through letters of credit by the bank at April 30, 1995 and May 1, 1994 aggregated $42,862,000 and $36,115,000, respectively. Rent expense for the company's office facilities in High Point was approximately $435,000 in 1995; $427,000 in 1994; and $400,000 in 1993.

    Rents paid to entities owned by certain shareholders and officers of the company and their immediate families were $670,000 in 1995; $630,000 in 1994; and $599,000 in 1993.


16. FOREIGN EXCHANGE FORWARD CONTRACTS

    The company generally enters into foreign exchange forward contracts as a hedge against its exposure to currency fluctuations on firm commitments to purchase certain machinery and equipment and raw materials. The Company does not engage in foreign currency speculation. Machinery and equipment and raw material purchases hedged by foreign exchange forward contracts are valued by using the exchange rate of the applicable foreign exchange forward contract. The Company had approximately $6,056,000 and $2,823,000 of outstanding foreign exchange forward contracts at April 30, 1995 and May 1, 1994, respectively (primarily denominated in German marks and Belgian and French francs). The contracts outstanding at April 30, 1995 mature at various dates in fiscal 1996. The fair values of these contracts were $6,553,000 and $2,937,000 at April 30, 1995 and May 1, 1994, respectively. Fair values were estimated by obtaining quotes from banks assuming all contracts were purchased on April 30, 1995 and May 1, 1994, respectively.

REPORT OF INDEPENDENT Auditors

To the Board of Directors and Shareholders of Culp, Inc.:

    We have audited the accompanying consolidated balance sheets of Culp, Inc. and subsidiary as of April 30, 1995 and May 1, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 1995. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Culp, Inc. and subsidiary as of April 30, 1995 and May 1, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 1995, in conformity with generally accepted accounting principles.

    As discussed in note 1 to the consolidated financial statements, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1994.


(Signature of KPMG Peat Marwick appears here)
Greensboro, North Carolina
June 1, 1995

MANAGEMENT'S Responsibility FOR FINANCIAL STATEMENTS


    The management of Culp, Inc. is responsible for the accuracy and consistency of all the information contained in this Annual Report, including the financial statements. These statements have been prepared to conform with generally accepted accounting principles. The preparation of financial statements and related data involves estimates and the use of judgment.

    Culp, Inc. maintains internal accounting controls designed to provide reasonable assurance that the financial records are accurate, that the assets of the company are safeguarded, and that the financial statements present fairly the financial position and results of operations of the company.

    KPMG Peat Marwick LLP, the company's independent auditors, conducts an audit in accordance with generally accepted auditing standards and provides an opinion on the financial statements prepared by management. Their report for 1995 appears on the preceding page.

    The Audit Committee of the Board of Directors reviews the scope of the audit and the findings of the independent auditors. The internal auditor and the independent auditors meet with the Audit Committee to discuss audit and financial reporting issues. The Committee also reviews the company's accounting policies, internal accounting controls, the Annual Report and all annual SEC filings.


(Signature of Robert G. Culp, III appears here)
Robert G. Culp, III
Chairman and Chief Executive Officer



(Signature of Franklin N. Saxon appears here)
Franklin N. Saxon
Vice President and Chief Financial Officer
June 1, 1995

MANAGEMENT'S Discussion & Analysis

    The following analysis of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this report.


    GENERAL

    The company's business, as well as general demand for upholstery fabrics and mattress ticking, are cyclical in nature and can be significantly affected by changes in overall economic conditions. The company believes the key economic indicators influencing demand for its products are housing starts, sales of existing homes, the level of consumer confidence, population demographics, trends in disposable income and prevailing interest rates for home mortgages. Industrywide demand for upholstery fabrics and mattress ticking is directly related to sales of upholstered furniture and bedding (mattresses and box springs).


    OVERVIEW

    For the fiscal year ended April 30, 1995, net sales were $308.0 million, up 26% from $245.0 million in fiscal 1995. Net income for fiscal 1995 was $9.8 million, or $0.87 per share, up from $7.7 million, or $0.69 per share, for fiscal 1994. Of the increase of $63.0 million in net sales, $32.8 million was attributable to the contribution for a full year of the Rossville/Chromatex business unit which was purchased in November 1993 (see text below). The increase in net sales, excluding that contribution, reflected higher shipments of upholstery fabrics and mattress ticking to U.S.-based manufacturers and increased exports of upholstery fabrics.


    ROSSVILLE/CHROMATEX ACQUISITION

    As of November 1, 1993, the company completed the purchase of the upholstery fabric business operating as Rossville Mills, Chromatex and Rossville Velours. The transaction was valued at $39.3 million and involved the purchase of assets for cash and the assumption of certain liabilities related to the business. The assets acquired are principally located in Rossville, Georgia and West Hazelton, Pennsylvania.

    The acquisition is described in more detail elsewhere in this report and in the company's filings with the Securities and Exchange Commission on Form 8-K filed November 16, 1993, and amendments to that filing on Form 8-K/A filed January 15, 1994, and July 15, 1994. See also footnote 2 to the consolidated financial statements.


    RAYONESE TEXTILE INC. ACQUISITION

    On March 6, 1995, the company completed the acquisition of Rayonese Textile Inc. The transaction has a preliminary estimated value of approximately $10.5 million and includes the purchases of 100% of the Rayonese common stock and the assumption of Rayonese's funded debt. The acquisition is described in more detail elsewhere in this report and in the company's filing with the Securities and Exchange Commission on Form 8-K filed December 23, 1994. Also see footnote 2 to the Consolidated Financial Statements.


    ANALYSIS OF OPERATIONS

    The table below sets forth certain items in the Consolidated Statements of Income as a percentage of net sales. Income taxes are expressed as a percentage of income before income taxes.


                                     PERCENT OF SALES
                                 1995      1994      1993
Net sales                       100.0     100.0     100.0
Cost of sales                    82.2      82.6      84.0
     Gross profit                17.8      17.4      16.0
Selling, general and
   administrative expenses       10.9      11.4      12.0
     Income from operations       6.9       6.0       4.0
Interest expense                  1.5       1.0       0.7
Interest income                  (0.0)     (0.0)      0.0
Other expense (income), net       0.4       0.1       0.0
     Income before income taxes   5.0       4.9       3.3
Income taxes*                    37.0      36.0      31.8
     Net income                   3.2       3.1       2.2

*INCOME TAXES ARE CALCULATED AS A PERCENT OF INCOME BEFORE INCOME TAXES.

FISCAL 1995 COMPARED WITH FISCAL 1994

Sales by business unit are set forth in the table below:

                               AMOUNTS         PERCENT
BUSINESS UNITS             1995       1994      CHANGE

Upholstery Fabrics
   Flat Wovens
     Existing Culp        85,125     78,317      8.7%
     Rossville/Chromatex  63,765     31,047      N/A
                         148,890    109,364     36.1%
   Velvets/Prints        106,803     97,036     10.1%
                         255,693    206,400     23.9%
Mattress Ticking          52,333     38,649     35.4%
                         308,026    245,049     25.7%

    The increase of $49.3 million in upholstery fabrics is attributable primarily to the incremental sales of $32.8 million contributed by the Rossville/Chromatex division which was acquired on November 1, 1993. Excluding that contribution, the company's sales of upholstery fabrics increased $16.5 million, or 8.0%. Shipments of each business unit within upholstery fabrics were up for the year. The sales gain in the Mattress Ticking business unit primarily reflected higher shipments to existing accounts and, to a lesser degree, the success of programs to broaden the customer base. Sales of mattress ticking for fiscal 1995 included $1.4 million from Rayonese Textile Inc. which was acquired on March 6, 1995. Fiscal 1996 results will reflect the inclusion of a full year of the results of Rayonese Textile Inc. Exports, consisting primarily of upholstery fabrics, increased to $56.1 million, up 27% from fiscal 1994. This category of sales represented 18% of total sales in 1995 and 21% of total sales in 1994.

    Gross profit for fiscal 1995 increased both in absolute dollars and as a percentage of net sales. The Rossville/ Chromatex and Mattress Ticking business units contributed significantly to those gains. Flat Wovens and Velvets/Prints were up, although not as significantly. The company experienced increased raw material prices during fiscal 1995 which were not entirely passed along to customers through price increases.

    Selling, general and administrative expenses declined as a percentage of net sales for fiscal 1995. The lower ratio of expenses primarily reflects a comprehensive program throughout the company to contain these costs and operate more efficiently.

    Interest expense for fiscal 1995 increased 88% to $4.7 million. The increase principally reflected the full-year inclusion of the bank borrowings and financing provided by the seller related to the acquisition of Rossville/ Chromatex and increased capital expenditures. Significantly higher prevailing interest rates also contributed to the increase in interest expense for the year.

    Other expense for fiscal 1995 increased to $1.1 million compared with $350,000 in fiscal 1994. The principal factors contributing to the increased expense were amortization of goodwill related to the Rossville/Chromatex acquisition and to higher debt issue costs.

    The effective tax rate for fiscal 1995 increased to 37.0% compared with 36.0% in fiscal 1994.

    As we look ahead over the next several quarters, we find recent industry reports confirming that a slowing has developed in consumer purchases of furniture. This pattern, and perhaps more the concern that this trend may signal a persistent turndown in demand, has caused furniture manufacturers to become more cautious about forward commitments. We experienced tangible evidence of this industrywide slowdown in the fourth quarter, and this softness in incoming orders has carried over into the early part of fiscal 1996. Although the current environment is affecting the company's short-term results, our fundamental approach continues to be positioning Culp strongly as a leading supplier of fabrics for the home furnishings industry.

FISCAL 1994 COMPARED WITH FISCAL 1993

    Sales by business unit are set forth in the table below:

                               AMOUNTS         PERCENT
BUSINESS UNITS             1994      1993       CHANGE

Upholstery Fabrics
   Flat Wovens
     Existing Culp        78,317     79,837     (1.9)%
     Rossville/Chromatex  31,047          -       N/A
                         109,364     79,837      37.0%
   Velvets/Prints         97,036     87,817      10.5%
                         206,400    167,654      23.1%
   Mattress Ticking       38,649     33,129      16.7%
                         245,049    200,783      22.0%

    The sales increase in upholstery fabrics is primarily attributable to the incremental sales of $31.0 million contributed by the Rossville/Chromatex division which was acquired on November 1, 1993. Excluding that contribution, the company's sales from upholstery fabrics increased 4%. Sales of tufted and woven velvets were up significantly during the year, but weakness in export shipments to Europe led to a moderate decline in revenues from heat-transfer prints. Increased shipments of pigment- and heat-transfer printed tickings accounted for the higher sales of mattress ticking for the year. Export shipments increased 6% to $44.0 million.

    The increase in gross profit dollars and margins is primarily attributable to the contribution from the Rossville/Chromatex business unit. Significant improvements were realized in the profitability of the Mattress Ticking business unit. These gains were offset in part by a lower return from heat-transfer prints and jacquard upholstery fabrics.

    Selling, general and administrative expenses declined as a percentage of sales due principally to a reduction in marketing and credit expenses.

    Interest expense increased $1.1 million, or 79%, for the year while interest income increased $50,000. The higher interest expense related principally to the Rossville/Chromatex acquisition which was funded through additional bank borrowings and financing provided by the seller.

    Other expense increased due to the recognition in fiscal 1993 of a gain of $640,000 on sales of fixed assets. No similar gain was realized in fiscal 1994.

    The effective tax rate increased for fiscal 1994 primarily because of reduced property basis differences, higher state income taxes and less exempt income associated with export sales, and higher pre-tax income.


LIQUIDITY AND CAPITAL RESOURCES

The company maintained a sound financial position during fiscal 1995. Funded long- and short-term debt increased to $72.9 million at the close of fiscal 1995, up from $58.6 million a year earlier. As a percentage of total capital (funded debt plus total shareholders' equity), the company's debt amounted to 51% as of April 30, 1995 compared with 48% as of May 1, 1994. The company's current ratio at the close of fiscal 1995 was 1.7 compared with 1.9 a year earlier. Shareholders' equity increased 14% to $71.4 million as of April 30, 1995 compared with $62.6 million as of May 1, 1994.

    Cash flows from operating activities totaled $13.9 million for fiscal 1995. The primary factors contributing to operating cash flows were cash from earnings (net income plus depreciation and amortization) of $21.7 million and an increase in accounts payable related to capital expenditures. An increase of $7.3 million in inventories, which is exclusive of inventories purchased with the Rayonese acquisition, offset a portion of these sources of operating cash flows. The issuance of $23.5 million of long-term debt contributed to a total of $11.2 million in net cash provided by financing activities during fiscal 1995. The funds from operations and financing activities were used to fund capital expenditures for fiscal 1995 of $18.1 million compared with $16.8 million for fiscal 1994.

    The company's borrowings are through financing arrangements with two banks which provide for a term loan and a revolving credit agreement. During fiscal 1995, the term loan was increased by $8.0 million to $44.0 million to provide funds to repay the subordinated note payable; and the borrowing limit under the revolving credit agreement was raised by $6.5 million to $33.5 million. As of April 30, 1995, the company had $23.5 million in borrowings available under the revolving credit agreement.

    The company's Board of Directors has approved a capital expenditure budget of $11.0 million for fiscal 1996. The company believes that cash flows from operations and funds available under existing credit facilities will be sufficient to fund capital expenditures as well as financing needs related to operations during fiscal 1996.

    At April 30, 1995, the company had three interest rate swap agreements with two banks to reduce its exposure to floating interest rates on a portion of its variable rate borrowings.


    NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued Statement No. 112, "Employers' Accounting for Postemployment Benefits." Under Statement No. 112, the cost of postemployment benefits must be recognized on an accrual basis as employees perform services to earn the benefits. The company implemented this pronouncement during fiscal 1995, and the impact on the consolidated financial statements was not material.

INFLATION

During fiscal 1995, the company experienced increases in its raw material costs that were significantly greater than the increases in recent prior years. Increases also were experienced in other operating costs such as manufacturing supplies and spare parts. Market conditions have not allowed the company to pass all of these cost increases along to customers through price increase for its products. These factors created downward pressure on the company's profit margins during the latter stages of fiscal 1995, and this pressure will continue into fiscal 1996.

(Three bar charts appear here with the following plot points:)

RETURN ON TOTAL CAPITAL

91      92       93       94       95
6.4%    6.0%     7.4%     9.2%     9.6%

CAPITAL EXPENDITURES
(Dollars in Thousands)

91       92       93       94       95
$11,143  $12,396  $11,938  $16,764  $18,058

OPERATING INCOME MARGIN

91      92       93       94       95
2.9%    2.9%     4.0%     6.0%     6.9%

SELECTED Quarterly Data


                                    FISCAL       FISCAL      FISCAL       FISCAL      FISCAL      FISCAL        FISCAL     FISCAL
                                      1995         1995        1995         1995        1994        1994          1994       1994
(AMOUNTS IN THOUSANDS,
    EXCEPT PER SHARE AMOUNTS)  4TH QUARTER  3RD QUARTER  2ND QUARTER  1ST QUARTER 4TH QUARTER 3RD QUARTER  2ND QUARTER  1ST QUARTER
INCOME STATEMENT DATA (4) (5)
  net sales                       $ 85,441       77,791      78,445       66,349      77,232      67,248        53,986     46,583
  cost of sales                     69,039       64,785      64,272       55,249      62,491      55,352        44,808     39,775
          gross profit              16,402       13,006      14,173       11,100      14,741      11,896         9,178      6,808
  selling, general and
      administrative expenses        9,205        8,295       8,363        7,569       8,455       8,013         6,171      5,219
          income from operations     7,197        4,711       5,810        3,531       6,286       3,883         3,007      1,589
  interest expense                   1,374        1,120       1,144        1,077         884         899           381        351
  interest income                       (3)         (14)        (24)         (23)        (23)        (11)          (29)       (16)
  other expense (income), net          470          245         190          177         425          91          (120)       (46)
          income before income
          taxes                      5,356        3,360       4,500        2,300       5,000       2,904         2,775      1,300
  income taxes                       1,931        1,260       1,700          850       1,800       1,129           945        440
          net income               $ 3,425        2,100       2,800        1,450       3,200       1,775         1,830        860
  depreciation                     $ 3,020        2,897       2,718        2,622       2,588       2,378         1,792      1,739
  cash dividends                       280          280         280          280         223         222           222        220
  weighted average shares
    outstanding                     11,205       11,205      11,205       11,198      11,174      11,098        11,055     10,964
PER SHARE DATA (3) (4) (5)
  net income                        $ 0.31         0.19        0.25         0.13        0.29        0.16          0.17       0.08
  cash dividends                     0.025        0.025       0.025        0.025       0.020       0.020         0.020      0.020
  book value                          6.37         6.09        5.93         5.70        5.60        5.30          5.18       5.03
BALANCE SHEET DATA (4) (5)
  working capital                 $ 38,612       46,399      42,964       43,164      37,949      45,823        31,239     38,176
  property , plant and equipment    75,805       69,373      68,848       66,535      64,004      60,333        48,295     45,846
  total assets                     194,999      179,138     178,404  1    64,585     164,948     158,993       106,007    104,058
  capital expenditures               4,452        3,422       5,031        5,153       6,603       2,864         4,241      3,056
  long-term debt                    62,187       65,711      63,462       64,187      58,512      66,293        22,689     27,031
  funded debt (1)                   72,947       70,209      67,846       66,493      58,639      65,390        25,215     30,907
  shareholders' equity              71,396       68,251      66,431       63,912      62,649      59,254        57,275     55,631
RATIOS & OTHER DATA (4) (5)
  gross profit margin                 19.2%        16.7%       18.1%        16.7%       19.1%       17.7%         17.0%      14.6%
  operating income margin              8.4          6.1         7.4          5.3         8.1         5.8           5.6        3.4
  net profit margin                    4.0          2.7         3.6          2.2         4.1         2.6           3.4        1.8
  effective income tax rate           36.1         37.5        37.8         37.0        36.0        38.9          34.1       33.8
  debt-to-equity ratio (1)           102.2        102.9       102.1        104.0        93.6       110.4          44.0       55.6
  working capital turnover             5.6          5.5         5.8          5.7         5.7         5.3           5.1        5.1
  current ratio                        1.7          2.1         2.0          2.3         1.9         2.5           2.2        3.0
  days sales in receivables             47           44          50           42          43          44            45         42
  inventory turnover                   6.1          6.0         6.2          5.8         6.6         6.4           6.3        5.9
STOCK DATA (3)
  stock price
      high                          $ 9.75        10.50        9.25        12.50       16.25       17.33          9.33      10.83
      low                             8.50         8.75        7.50         7.25       11.00        8.75          5.67       7.08
      close                           9.75         9.50        8.75         8.75       11.63       16.00          9.33       7.83
  P/E ratio (2)
      high                            11.2         12.3        11.2         17.0        23.6        27.4          17.4       25.0
      low                              9.7         10.3         9.1          9.8        16.0        13.9          10.6       16.3
  trading volume (shares)            1,617        1,886       3,702        2,956       2,343       5,242         2,056      1,537

(1) FUNDED DEBT INCLUDES LONG- AND SHORT-TERM DEBT, LESS RESTRICTED
    INVESTMENTS.
(2) P/E RATIOS BASED ON TRAILING 12-MONTH INCOME PER SHARE.
(3) SHARE AND PER SHARE DATA ADJUSTED FOR STOCK SPLITS, EXCEPT FOR TRADING
    VOLUME.
(4) ROSSVILLE/CHROMATEX INCLUDED IN CONSOLIDATED RESULTS FROM ITS NOVEMBER 1, 1993 ACQUISITION BY CULP.
(5) RAYONESE INCLUDED IN CONSOLIDATED RESULTS FROM ITS MARCH 6, 1995 ACQUISITION BY CULP.

SELECTED Annual Data


                                                                                                              PERCENT
                                                   FISCAL      FISCAL      FISCAL      FISCAL      FISCAL      CHANGE
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)     1995        1994        1993        1992        1991   1995/1994
INCOME STATEMENT DATA (5) (6)
net sales                                       $ 308,026     245,049     200,783     191,311     174,107       25.7%
   cost of sales                                  253,345     202,426     168,599     161,204     147,047       25.2
     gross profit                                  54,681      42,623      32,184      30,107      27,060       28.3
   selling, general and administrative expenses    33,432      27,858      24,203      24,597      22,001       20.0
     income from operations                        21,249      14,765       7,981       5,510       5,059       43.9
   interest expense                                 4,715       2,515       1,409       1,421       1,555       87.5
   interest income                                    (64)        (79)        (29)       (136)       (536)     (19.0)
   other expense                                    1,082         350           1         288         292      209.1
     income before income taxes                    15,516      11,979       6,600       3,937       3,748       29.5
   income taxes                                     5,741       4,314       2,099         964         847       33.1
     net income                                     9,775       7,665       4,501       2,973       2,901       27.5
   depreciation (4)                             $  11,257       8,497       6,724       7,085       6,183       32.5
   cash dividends                                   1,120         887         696         533         487       26.3
   weighted average shares outstanding             11,203      11,076      10,875      10,827      10,788        1.1
PER SHARE DATA (3) (5) (6)
   net income                                   $    0.87        0.69        0.41        0.27        0.27       26.1%
   cash dividends                                   0.100       0.080       0.064       0.049       0.045       25.0
   book value                                        6.37        5.60        5.01        4.66        4.45       13.8
BALANCE SHEET DATA (4) (5) (6)
   working capital                              $  38,612      37,949      34,942      26,665      32,445        1.7%
   property , plant and equipment                  75,805      64,004      44,529      39,315      34,315       18.4
   total assets                                   194,999     164,948     106,548      93,195      88,732       18.2
   capital expenditures                            18,058      16,764      11,938      12,396      11,143        7.7
   long-term debt                                  62,187      58,512      23,147      14,082      16,817        6.3
   funded debt (1)                                 72,947      58,639      26,582      16,817      18,442       24.4
   shareholders' equity                            71,396      62,649      54,521      50,651      47,975       14.0
RATIOS & OTHER DATA (5) (6)
   gross profit margin                               17.8%       17.4%       16.0%       15.7%       15.5%
   operating income margin                            6.9         6.0         4.0         2.9         2.9
   net profit margin                                  3.2         3.1         2.2         1.6         1.7
   effective income tax rate                         37.0        36.0        31.8        24.5        22.6
   debt-to-equity ratio (1)                         102.2        93.6        48.8        33.2        38.4
   return on average total capital                    9.6         9.2         7.4         6.0         6.4
   return on beginning equity                        15.6        14.1         8.9         6.2         6.4
   working capital turnover                           5.6         5.7         5.4         5.7         5.2
   current ratio                                      1.7         1.9         2.3         2.0         2.6
   days sales in receivables                           47          43          43          43          49
   inventory turnover                                 6.0         6.3         6.4         7.0         6.5
STOCK DATA (3)
   stock price
     high                                       $   12.50       17.33        7.33        5.59        4.00
     low                                             7.25        5.67        3.60        3.28        2.57
     close                                           9.75       11.63        7.20        5.23        3.69
   P/E ratio (2)
     high                                            14.3        25.1        17.7        20.4        14.9
     low                                              8.3         8.2         8.7        11.9         9.5
   trading volume (shares)                         10,161      11,178       2,646       1,497       1,703

(1) FUNDED DEBT INCLUDES LONG- AND SHORT-TERM DEBT, LESS RESTRICTED
    INVESTMENTS.
(2) P/E RATIOS BASED ON TRAILING 12-MONTH INCOME PER SHARE.
(3) SHARE AND PER SHARE DATA ADJUSTED FOR STOCK SPLITS, EXCEPT FOR TRADING
    VOLUME.
(4) DURING FISCAL 1993, THE COMPANY CHANGED ITS ESTIMATES OF THE USEFUL LIVES OF CERTAIN PP&E.
(5) ROSSVILLE/CHROMATEX INCLUDED IN CONSOLIDATED RESULTS FROM ITS NOVEMBER 1, 1993 ACQUISITION BY CULP.
(6) RAYONESE INCLUDED IN CONSOLIDATED RESULTS FROM ITS MARCH 6, 1995 ACQUISITION BY CULP. 27

CORPORATE AND SHAREHOLDER Information


CORPORATE DIRECTORY

Robert G. Culp, III
Chairman of the Board and Chief Executive Officer;
Director (E,N)

Howard L. Dunn, Jr.
President and Chief Operating Officer; Director (E)

Andrew W. Adams
Senior Vice President, Manufacturing; Director (E)

Franklin N. Saxon
Vice President and Chief Financial Officer, Treasurer, Secretary;
Director (E)

Kenneth M. Ludwig
Vice President, Human Resources; Assistant Secretary

Baxter P. Freeze, Sr.
Director (A,C); Retired President, Chairman of the Board,
Commonwealth Hosiery Mills, Inc., Randleman, NC

Earl M. Honeycutt
Director (A,C); Retired President, Amoco Fabrics and Fibers
Company, Atlanta, GA

Bland W. Worley
Director (A,C,N); Retired Chairman of the Board and Chief
Executive Officer,
BarclaysAmericanCorporation, Charlotte, NC

Patrick H. Norton
Director (N); Senior Vice President, Sales and Marketing;
La-Z-Boy Chair Company, Monroe, MI

Judith C. Walker
Director
Charlotte, NC

Earl N. Phillips, Jr.
Director; Co-Founder and President, First Factors Corporation,
High Point, NC

BOARD COMMITTEES:
A-AUDIT
C-COMPENSATION
E-EXECUTIVE
N-NOMINATING



SHAREHOLDER INFORMATION

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P. O. Box 3001
Winston-Salem, North Carolina 27102
(800) 633-4236

GENERAL COUNSEL
Robinson, Bradshaw & Hinson, PA
Charlotte, NC 28246

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
Greensboro, NC 27401

MARKET MAKERS
Bridge Trading Company
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane
Mayer & Schweitzer, Inc.
Nash Weiss/Div. of Shatkin Inv.
Neuberger & Berman
Raymond, James & Associates
Robinson-Humphrey Co., Inc.
Scott & Stringfellow
Sherwood Securities Corp.
Troster Singer Corp.
Wheat First Securities, Inc.

STOCK LISTING
    Culp, Inc. common stock is traded on the Nasdaq Stock Market (National Market) under the symbol CULP. As of April 30, 1995, the company had approximately 2,800 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

CORPORATE HEADQUARTERS
Culp, Inc.
101 South Main Street
Post Office Box 2686
High Point, NC 27261
(910) 889-5161

FORM 10K, OTHER INVESTOR INFORMATION
    If you would like a copy of the Form 10K (Annual Report filed with the Securities and Exchange Commission) or other information about Culp, please contact Frank Saxon at the address listed above or at telephone number (910) 888-6266.


ANNUAL MEETING
Shareholders are cordially invited to attend the company's annual meeting to be held
Tuesday, September 19, 1995 at 9:00 AM
in the Radisson Hotel,
135 South Main Street,
High Point, North Carolina.

CULP, INC.

101 SOUTH MAIN STREET

POST OFFICE BOX 2686

HIGH POINT

NORTH CAROLINA 27261

(910) 889-5161